Exhibit 28 (h)(6)
AMENDMENT TO
ADMINISTRATION AGREEMENT
               AMENDMENT made as of the 26th day of November, 2008, between PERFORMANCE FUNDS TRUST, a Delaware statutory trust (the “Trust”), and CITI FUND SERVICES OHIO, INC., an Ohio corporation, formerly known as BISYS Fund Services Ohio, Inc. (“Citi”), to the Administration Agreement dated December 1, 2003, between the Trust and Citi (as previously amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
               WHEREAS, Citi and the Trust wish to enter into this Amendment to the Agreement to extend the term of the Agreement and revise certain other provisions of the Agreement;
          NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Trust and Citi hereby agree as follows:
     1. Amendments.
(a)	The following is added to the end of Section 2:

“The parties agree that Citi need not begin performing any new services, and need not perform any services in a materially different or more burdensome manner (whether due to a change in the Trust’s procedures or a change in applicable law), except upon written agreement by Citi and the Trust and pursuant to mutually acceptable compensation, provided that Citi agrees that it will not request additional compensation if there is no incremental cost or risk to Citi in performing such new services. Citi shall promptly inform the Trust when Citi believes such services could be provided to the Trust. Should the Trust decide not to agree to such additional compensation, then either party may terminate this Agreement by providing the other party ninety (90) days’ written notice within thirty (30) days from the Trust’s decision not to agree to such compensation.”

(b)	The first and second sentences of Section 4(a) of the Agreement are amended and restated as follows:

“For the services to be rendered, the facilities to be furnished and the expenses assumed by Citi pursuant to this Agreement, the Trust shall pay monthly to Citi compensation at an annual rate of: (i) 0.0575% or 5.75 basis points of the first billion of average daily net assets of the Trust and (ii) 0.055% or 5.5 basis points of the average daily net assets of the Trust over one billion (provided that the fees for the Performance Advisor series shall be 0.05% or 5 basis points of the average daily net assets of such series), while eliminating the fees listed under the separate Compliance Agreement and the additional per class fees in the Fund Accounting Agreement. For the avoidance of doubt, the basis point fees listed above do not include performance reporting services, for which there are separate fees. In addition to the foregoing, the Trust shall also reimburse Citi for all of its reasonable out-of-pocket expenses, excluding travel and lodging expenses incurred by officers and/or employees of Citi who are not Trust officers.”

(c)	The first sentence of the first paragraph of Section 7 of the Agreement is amended and restated as follows:

“This Agreement shall continue in effect until November 30, 2013 (the “Initial Term”).”

(d)	The third and fourth sentences of the first paragraph of Section 7 of the Agreement are amended and restated as follows:

“This Agreement may be terminated only (i) by provision of a notice of non-renewal in the manner set forth below, (ii) by mutual agreement of the parties, (iii) for “cause,” as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause, (iv) as provided in Schedule C (Service Standards), or (v) as provided in Sections 2 or 9. Written notice of non-renewal must be provided at least sixty (60) days prior to the Initial Term or Rollover Period, as the case may be.”

(e)	The fourth paragraph of Section 7 of the Agreement is deleted in its entirety.

(f)	Section 9 of the Agreement is deleted in its entirety and replaced with the following:

“This Agreement shall not be assignable by either party without the written consent of the other party; provided however, that Citi may, at its expense and with the advance approval of the Board, subcontract with any entity or person concerning the provision of services contemplated hereunder (a “Sub-Contractor”). Citi shall not, however, be relieved of any of its obligations under this Agreement by the appointment of a Sub-Contractor or other subcontractor and Citi shall be responsible, to the extent provided in Sections 5 and 8 hereof, for all acts of any Sub-Contractor as if such acts were its own. Should the Trust not consent to the appointment of a subcontractor, then either party may terminate this Agreement by providing the other party ninety (90) days’ written notice by: (i) one (1) week after the next regularly scheduled Board meeting of the Trust or (ii) ninety (90) days from Citi’s request for approval of such subcontractor, whichever occurs later. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

Citi shall notify the Trust of any change of control of Citi with regard to which Citi senior management is aware, promptly but in any event prior to any change of control of Citi, unless prohibited from so disclosing by agreement or applicable law, in which case Citi shall notify the Trust by at least the next business day after the change of control.. Either party may terminate the Agreement by providing written notice within sixty (60) days from the date of receipt of the notice of the change in control, with such termination to be effective within ninety (90) days.”

(g)	Section 15 of the Agreement is deleted in its entirety.

(h)	Schedule A is amended to reflect the following funds and classes:

The Money Market Fund	The Mid Cap Equity Fund
Class A Shares	Class A Shares
Institutional Shares	Class B Shares
Institutional Shares
The U.S. Treasury Money Market Fund
Institutional Shares	The Leaders Equity Fund
Class A Shares
The Short Term Government Income	Class B Shares
Fund	Institutional Shares
Class A Shares
Institutional Shares	The Performance Advisor Growth
Portfolio
The Intermediate Term Income Fund	Class C Shares
Class A Shares
Institutional Shares	The Performance Advisor Moderate
Portfolio
The Strategic Dividend Fund	Class C Shares
Class A Shares
Institutional Shares	The Performance Advisor
Conservative Portfolio
The Large Cap Equity Fund	Class C Shares
Class A Shares
Class B Shares
Institutional Shares
(i)	Schedule C is deleted in its entirety and replaced with the following:

“For purposes of measurement, a rolling quarter is defined as three consecutive months. Examples would be as follows: rolling quarter one: January, February, March; rolling quarter two: February, March, April and rolling quarter three: March, April, May. Measurement shall commence at the completion of the first rolling quarter.

In the event Citi fails to meet three or more items listed below in a particular month, this will constitute a service deficiency (“Deficiency”) for that month.

In the event that there is a Deficiency for two of any three months of any rolling quarter, the fee payable to Citi hereunder for the next succeeding month shall be reduced by a minimum of 1.0% or any such amount as the parties agree upon.

In the event that there is a Deficiency for two consecutive months of any rolling quarter the fee payable to Citi hereunder for the next succeeding month shall be reduced by a minimum of 1.5% or any such amount as the parties agreed upon.

In the event that there is a Deficiency for three consecutive months of any rolling quarter, the fee payable to Citi hereunder for the next succeeding rolling quarter shall be reduced by a minimum of 2.5% or any such amount as the parties agree upon. Additionally, the Trust reserves the right, based on an overall assessment of the severity of the failure, to have Citi provide the Board with a written summary of deficiency issues and an action plan detailing immediate corrective measures.

Deficiencies occurring more than six consecutive or non-consecutive months in a rolling 12 month period shall constitute “cause” under Section 7 for which the Trust may terminate the Agreement.

The fee reductions listed above are not cumulative; only one fee reduction, the largest, shall apply at any one time.

For the avoidance of doubt, the foregoing fee reductions in relation to Deficiencies are intended by the parties to help ensure service quality and shall be the Trust’s sole remedy for a Deficiency unless such Deficiency is also an independent breach by Citi of its standard of care as described in Section 5.

Item	Standard
Expense Budget	Prepare annual budget and monthly analysis

Monthly Expense Summary	Accurate reporting and delivery by 3rd Business Day

Payment of Asset Based Fees	Recalculation and authorization prepared within 3 business days of end of payment period

Excise Distribution Calculation	Calculate and declare prior to December 31 of each year

N-SAR, N-CSR, NQ, 24F-2, & N-PX	Completed and filed within SEC deadline

Annual and Semi-Annual Report	Complete and distribute by 60th day

Registration Statements	Filed within 120 days of fiscal year. No material deviations from agreed upon time-line without consent

497 filings & Proxy Statements	497 filing within 5 days of N1-A. No material deviations from agreed upon time-line without consent

Board Agenda & Checklist	Prepare drafts 8 weeks prior to meeting date

Draft Board Materials	Distribute 4 weeks before meeting date

Final Board Materials	Distribute 10 calendar days before meeting date

Board Minutes	Prepare and distribute draft minutes within 45 days of meeting

Portfolio Compliance Checks	Complete review daily

IRS Compliance Check	Complete review 10 business days after quarter end

IRS Qualification Letter	Send 10 business days prior to tax quarter end”

     2. Representations and Warranties.
(a) The Trust represents (i) that it has full power and authority to enter into and perform this Amendment, (ii) that this Amendment, and all information relating thereto has been presented to and reviewed by the Board, and (iii) that the Board has approved this Amendment.
(b) Citi represents that it has full power and authority to enter into and perform this Amendment.
     3. Miscellaneous.
(a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.
(b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.
(c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.
(d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

          IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

PERFORMANCE FUNDS TRUST

By:	/s/ Teresa F. Thornhill
Name:	Teresa Thornhill
Title:	President

CITI FUND SERVICES OHIO. INC.

By:	/s/ Fred Naddaff
Name:	Fred Naddaff
Title:	President